FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXECUTIVE OFFICERS COMMITTEE PROPOSAL

Dear Shareholders: The Executive Officers Committee of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes for the 2008 Annual and Extraordinary Shareholders Meeting the following:

Extraordinary Shareholders’ Meeting:

(i) Approval of Management's Proposal to exclude Paragraph 1 from Article 14 of the Company’s Bylaws and consequently renumber the remaining paragraphs of the article, which will thus read as follows:

“ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

First Paragraph – In the event of absence of the Chairman of the Board of Directors, he shall appoint other Director to replace him, who will perform the Chairman's duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders' Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

Second Paragraph - In case of a temporary absence or impediment of the remaining members of the Board of Directors, said members shall be replaced by any other member appointed to that effect in writing by the absent member. In this case, besides his/her own vote, the Board Member who is to replace the absent Board Member, shall also cast the vote of the member who has been replaced.”

The Members of the Company’s Management attending the Meeting will be able to provide all of the information that Shareholders deem expedient and necessary for taking an informed decision. We hereby present this proposal for its due approval.

São Paulo, April 14, 2008

THE BOARD OF EXECUTIVE OFFICERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.